LEGAL & COMPLIANCE, LLC

LAURA ANTHONY, ESQUIRE	WWW.LEGALANDCOMPLIANCE.COM
LAZARUS ROTHSTEIN, ESQUIRE	WWW.SECURITIESLAWBLOG.COM
CHAD FRIEND, ESQUIRE, LLM	WWW.LAWCAST.COM
SCOTT BUSCEMI, ESQUIRE

OF COUNSEL:	DIRECT E-MAIL: LANTHONY@LEGALANDCOMPLIANCE.COM
JOHN CACOMANOLIS, ESQUIRE
CRAIG D. LINDER, ESQUIRE
PETER P. LINDLEY, JD, CPA, MBA
STUART REED, ESQUIRE
MARC S. WOOLF, ESQUIRE

February 22, 2016

VIA ELECTRONIC EDGAR FILING

Michael Clampitt

Senior Counsel, Office of Financial Services

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	IEG Holdings Corporation
Registration Statement on Form S-1
Filed January 25, 2016
File No. 333-209116

Dear Mr. Clampitt:

We have electronically filed herewith on behalf of IEG Holdings Corporation (the “Company”) Amendment No. 1 to the above-referenced registration statement on Form S-1 (“Amendment No. 1”). Amendment No. 1 is marked with  tags to show changes made from the previous filing. In addition, we have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Paul Mathieson dated February 17, 2016. We trust you shall deem Amendment No. 1 and the contents of this transmittal letter responsive to your comment letter.

General

Comment 1: Please disclose whether investors purchasing in your offering may have their shares cashed-out following your planned reverse and forward stock splits.

Response: It is highly unlikely that investors purchasing in the offering will have their shares cashed-out following the reverse/forward stock split planned for March 28, 2016. The Registration Statement, as revised, and Subscription Agreement require that the minimum investment amount for a single investor is 2,000 shares for $10,000 and that subscriptions for less than the minimum investment will automatically be rejected. The cash out following the planned reverse/forward stock split only applies to shareholders owning less than 100 shares. Since a single investor must purchase a minimum of 2,000 shares which far exceeds the 100 share cash out threshold, the cash out would not likely apply to them unless they sold at a minimum 1,901 of their shares before the planned reverse/stock forward stock split next month on March 28, 2016.

Risk Factors, page 7

Comment 2: Please add a risk factor that the computation of the fair value of the per-share cash-out price following your reverse and forward stock splits may be less than the amount paid by investors in this offering. In this regard we note your disclosure that the market price of your common stock is highly volatile and that your stock appears to be thinly traded.

Response: Pursuant to your comment, we have added a risk factor to the Registration Statement that provides that the cash-out price per share following our reverse/forward stock split may be less than the amount paid by an investor for the cashed out shares in the offering.

Dilution, page 22

Comment 3: We note there have been multiple issuances of your common shares since September 30, 2015. Please update your disclosure as of a more recent date.

Response: Pursuant to your comment, we have updated the dilution disclosure to a more recent date (December 31, 2015) to include common share issuances (1,392,990) as a result of unregistered sales and conversions of preferred stock since September 30, 2015, except for a nominal amount of common shares (3,700) issued in 2016.

Comment 4: We note that your disclosure assumes that you will sell all 1,000,000 shares of common stock. As your offering is made on a no-minimum, best-efforts basis, please revise to provide your dilution disclosure in ranges of possible sales (e.g., 25% and 50%, to supplement the current 100% presentation).

Response: Pursuant to your comment, we have revised the dilution disclosure to provide for ranges of possible sales, including the sale of 25%, 50% and 100% of the offered shares.

Comment 5: We note that your outstanding Series A preferred stock may convert at any time into 32 million shares of common stock. Please add a footnote to separately disclose dilution assuming the conversion of your currently outstanding preferred shares.

Response: Pursuant to your comment, we have revised the dilution disclosure and added a footnote thereto to assume the conversion of the currently outstanding preferred stock.

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Michael Clampitt

Securities and Exchange Commission

February 22, 2016

Part II

Item 15. Recent Sales of Unregistered Securities, page II-31

Comment 6: Please explain or revise the apparent discrepancies between your disclosures here and your Statement of Stockholders’ Equity for the Years Ended December 31, 2014 and 2013, as well as for the Period from January 1, 2014 through September 30, 2015. For example.

●	Your disclosure on page II-31 suggests that you issued either 8,852,851 or 6,767,910 shares of common stock in unregistered transactions in calendar year 2013. However, your Statement of Stockholders’ Equity for the Years Ended December 31, 2014 and 2013 on page F-5 discloses that 6,842,757 shares of common stock were issued in the same time period.

Response: We issued 6,767,910 shares of common stock in unregistered transactions in calendar year 2013 (not 8,852,851 shares of common stock). To avoid double counting of shares issued, we have revised the disclosure under Item 15. Recent Sales of Unregistered Securities to clarify that the 2,084,941 shares of common stock that we issued to Paul Mathieson in June 2013 was included in the 5,125,136 shares of common stock we issued to pre-merger existing stockholders in unregistered transactions during the nine months ended September 30, 2013. As for the difference between the 6,767,910 shares of common stock disclosed under Recent Sales of Unregistered Securities for 2013 and the 6,842,757 shares of common stock presented in the statement of stockholders’ equity for 2013, the difference represents the 74,847 shares held by the shareholders of Ideal Accents at the date of the reverse acquisition. These 74,847 shares were presented on a separate line item on the statement of stockholders equity for 2013.

●	Please address the issuance of 250,000 Series G preferred shares to Mr. Bruce Merivale-Austin, including the consideration paid.

Response: We have added disclosure to report that we issued 250,000 shares of our Series G preferred stock to Bruce Merivale-Austin for a purchase price of $250,000 on June 30, 2015.

Exhibit Index

Comment 7: Please file your subscription agreement.

Response: We have filed the form of Subscription Agreement as Exhibit 99.1 to the Registration Statement.

If the Staff has any further comments regarding Amendment No. 1 or any subsequent amendments to the Company’s registration statement on Form S-1, please feel free to contact the undersigned.

Legal & Compliance, LLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

The Company acknowledges that:

●	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IEG Holdings Corporation

By:	/s/ Paul Mathieson
Paul Mathieson
Chief Executive Officer

cc:	Christopher Dunham/U.S. Securities and Exchange Commission

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832